Exhibit 99.1

Calsonic Kansei and Magneti Marelli to Create a Leading Independent Automotive Components Supplier

•	The combined business will operate under the name Magneti Marelli CK Holdings*

•	Magneti Marelli CK Holdings* will have total revenues of EUR 15.2 billion, creating a top ten global independent automotive components supplier

•
FCA will enter into a multi-year Supply Agreement with Magneti Marelli CK Holdings*, underscoring the combined entity’s commitment to maintain Magneti Marelli’s operations in Italy and sustain its industrial footprint and employment levels

•	The new combination will maintain the existing Magneti Marelli operational HQ in Corbetta, Milan

•	The agreement represents a transaction value of EUR 6.2 billion

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU/MTA: FCA) announces that it has entered into a definitive agreement (the “Transaction”) to sell its automotive components business Magneti Marelli S.p.A. (“Magneti Marelli”) to CK Holdings Co., Ltd. (“CK Holdings”), a holding company of Calsonic Kansei Corporation (“Calsonic Kansei”), a leading Japanese automotive component supplier. Following the closing of the Transaction, CK Holdings will be renamed as Magneti Marelli CK Holdings*. The combined businesses of Calsonic Kansei and Magneti Marelli will create the world’s 7th largest global independent automotive components supplier based on total revenues.

The agreement represents a transaction value of EUR 6.2 billion. The Transaction is expected to close in the first half of 2019 and is subject to regulatory approvals and other customary closing conditions.
The Transaction represents a unique opportunity to combine two successful businesses to create one of the leading global independent automotive components suppliers, with combined revenues of EUR 15.2 billion (JPY 1,975 billion1). The combination is a decisive step towards both companies’ strategic ambition to become a leading globally-diversified tier-one supplier.

The combined company will be well positioned to serve its customers around the world due to its enhanced scale, financial strength and the highly complementary nature of its combined product lines and geographic footprint. The new entity will operate out of nearly 200 facilities and R&D centers across Europe, Japan, the Americas, and Asia Pacific.

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* The legal entity name is subject to shareholder approval.
1 Exchange rate: EUR 1/ JPY 130

FCA has also agreed to a multi-year Supply Agreement that will further strengthen a mutually beneficial relationship for both Magneti Marelli and FCA’s expanding model range and which will sustain Magneti Marelli's Italian business operations, positioning it strongly for continued growth and success in the future.
The combined company will be led by Beda Bolzenius, currently CEO of Calsonic Kansei, based in Japan. Ermanno Ferrari, CEO of Magneti Marelli, will join the Magneti Marelli CK Holdings* board.

Commenting on the transaction, Mike Manley, CEO of FCA, said: “Having carefully examined a range of options to enable Magneti Marelli to express its full potential in the next phase of its development, this combination with Calsonic Kansei has emerged as an ideal opportunity to accelerate Magneti Marelli’s future growth for the benefit of its customers and its outstanding people. The combined business will continue to be among FCA’s most important business partners and we would like to see that relationship grow even further in the future. The transaction also recognises the full strategic value of Magneti Marelli and is another important step in our relentless focus on value creation.”

Beda Bolzenius, CEO of Calsonic Kansei, said: “Our industry has gone through fierce change in recent years and the phase to come will be even more dynamic. It is exciting to form a strong platform for Calsonic Kansei and Magneti Marelli to work together and create a competitive automotive supplier which is extremely well placed among the global Top Ten. Together, we will benefit from complementary geographic footprints and product lines, while our respective customers will benefit from an increased investment in people, processes and innovative new products.”

Ermanno Ferrari, CEO of Magneti Marelli, said: “This is a transformational day for both Magneti Marelli and Calsonic Kansei, creating as it does a global business of exceptional range, reach, expertise and future prospects. This is a moment of great opportunity for all our people to be part of a secure, growing and independent company of considerable scale that can look to the future with energy, ambition and confidence."

London, 22 October 2018

About Calsonic Kansei
Calsonic Kansei is a global manufacturer of a comprehensive product line of auto parts specializing in thermal products, exhaust systems, interiors and electronics. A wholly owned portfolio company of KKR, Calsonic Kansei is headquartered in Saitama, Japan and has recently celebrated its 80th anniversary. It delivered consolidated revenues of EUR 7.7 billion (or JPY 998 billion1) for fiscal year 2017, which ended March 2018.

For additional information about Calsonic Kansei Corporation, please visit Calsonic Kansei’s website at www.calsonickansei.co.jp/english/index.html

About Magneti Marelli
Magneti Marelli is a leading global automotive components manufacturer founded in 1919 and headquartered in Corbetta, Milan. It specializes in lighting, powertrains, electronics, exhausts, suspensions, shock absorbers, and motorsports. The company has been a subsidiary of FCA and its predecessor companies since 1967. Total revenues for 2017 were EUR 8.2 billion (or JPY 1,066 billion1).

Contact details
For FCA and Magneti Marelli - mediarelations@fcagroup.com

For Calsonic Kansei:
Finsbury
Calsonic.kansei@finsbury.com
Japan:
Nicola McGowan +81 (0)70 3857 8699
Ayako Okamoto +81 (0)80 9898 5591

For Italian Media:
Community Group
Auro Palomba auro.palomba@communitygroup.it
Pasquo Cicchini pasquo.cicchini@communitygroup.it +39 3451462429